BRIAN F. LEAF

+1 703 456 8053

bleaf@cooley.com

VIA EDGAR

October 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Donald E. Field
Aamira Chaudhry
Jean Yu

RE:	ERYTECH Pharma S.A.

Registration Statement on Form F-1

Filed October 6, 2017

File No. 333-220867

Ladies and Gentlemen:

On behalf of our client, ERYTECH Pharma S.A. (the “Company”), we are submitting this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 17, 2017 (the “Comment Letter”) with respect to the Company’s registration statement on Form F-1 filed with the Commission on October 6, 2017 (the “Registration Statement”). The Company is supplementally submitting to the Staff the Company’s proposed revisions to the Registration Statement as Exhibit A to this letter in response to the Comment. For the Staff’s convenience, we have incorporated the Comment into this response letter in italics.

Prospectus Cover Page

1.	Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Euronext Paris price, you may disclose a percentage range based on that price (for example, 10% of the Euronext Paris price) within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company’s proposed revised disclosure is attached as Exhibit A to this letter and is marked to show changes from the Registration Statement.

***

U.S. Securities and Exchange Commission

October 23, 2017

Page Two

We hope that the proposed revisions reflected in Exhibit A will be acceptable to the Staff. Please contact me at (703) 456-8053 or Courtney Thorne of Cooley LLP at (617) 937-2318 with any questions or further comments regarding the Registration Statement or our response to the Comment.

Sincerely,

/s/ Brian F. Leaf

Brian F. Leaf

Enclosures

cc:	Gil Beyen, Chief Executive Officer, ERYTECH Pharma S.A.

Eric Soyer, Chief Financial Officer, ERYTECH Pharma S.A.

Marc A. Recht, Cooley LLP

Divakar Gupta, Cooley LLP

Courtney T. Thorne, Cooley LLP

Eric Blanchard, Covington & Burling LLP

Exhibit A

Erytech Pharma S.A.—Registration Statement on Form F-1 (File No. 333-220867), filed October 6, 2017

Cover Page

ERYTECH Pharma S.A. is concurrently offering                 ordinary shares in Europe and countries outside of the United States and Canada in a private placement, referred to herein as the European private placement. Our ordinary shares are listed on Euronext Paris under the symbol “ERYP.” The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than a price that is 5% below the volume-weighted average price of our ordinary shares on Euronext Paris for the three trading days preceding the day of commencement of the bookbuilding of the global offering and the day on which the offering price will be determined. On                 , 2017, the last reported sale price of our ordinary shares on Euronext Paris was €                 per ordinary share, equivalent to a price of $                 per ADS, assuming an exchange rate of €                 per U.S. dollar.

Prospectus Summary – The Global Offering (pg. 9)

U.S. offering . . . . . . . . . . . . . . . . . . . . .                  ADSs, each representing one ordinary share

European private placement . . . . . . . . .                  ordinary shares

Offering price . . . . . . . . . . .. . . . . . . . . . The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than a price that is 5% below the volume-weighted average price of our ordinary shares on Euronext Paris for the three trading days preceding the day of commencement of the bookbuilding of the global offering and the day on which the offering price will be determined.

Underwriting – Determination of Offering Price (pg. 172)

Prior to the U.S. offering, while our ordinary shares have been traded on Euronext Paris since May 2013 and we have ADRs that trade on the U.S. over-the-counter market, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Consequently, the offering price for our ADSs will be determined by negotiations between us and the representatives. ~~Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.~~ The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, ~~any restrictions imposed under the authority granted by our shareholders to conduct the global offering and other factors deemed relevant~~ but will not be lower than a price that is 5% below the volume-weighted average price of our ordinary shares on Euronext Paris for the three trading days preceding the day of commencement of the bookbuilding of the global offering and the day on which the offering price will be determined.

We offer no assurances that the offering price per ADS will correspond to the price at which the ADSs will trade in the public market subsequent to the U.S. or global offering or that an active trading market for the ADSs will develop and continue after the U.S. or global offering.